Exhibit 99.1

Luxfer Group Files Annual Report on Form 20-F for 2016

SALFORD, England—(BUSINESS WIRE)—Luxfer Group (Luxfer Holdings PLC) (NYSE:LXFR), a global materials technology company, announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2016, with the U.S. Securities and Exchange Commission, including audited financial statements (the “2016 Annual Report”).

A copy of the Luxfer 2016 Annual Report can be downloaded from Luxfer’s website: www.luxfer.com. Hard copies of the report are also available, free of charge, upon request to Luxfer Holdings PLC, Investor Relations Department, Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE, United Kingdom.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.